Exhibit 3.3  Certificate of Amendment to Certificate of Incorporation

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION OF

KNIGHT FULLER, INC.

A Delaware corporation

KNIGHT FULLER, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That, pursuant to the By Laws of  KNIGHT FULLER, INC., the Board of Directors adopted the following resolution without the necessity of a meeting,  setting forth a proposed amendment of the Certificate of Incorporation of said corporation without a meeting, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article V of the Certificate of Incorporation is hereby amended to read as follows:

ARTICLE V: CAPITAL STOCK

The total number of shares of the capital stock which the Corporation has authority to issue is one hundred million one hundred (100,000,100) shares, divided into one hundred million (100,000,000) shares of common stock having a par value of $0.0001 per shares (the “Common Stock”), and one hundred (100) shares of Series A Convertible Preferred Stock having a par value of $0.0001 per share (the “Series A Convertible Preferred Stock”).

No share shall be issued without consideration being exchanged, and it shall thereafter be non-assessable.

The following is a description of each class of stock of the Corporation with the preferences, conversion and other rights, restrictions, voting powers, limitations as to distributions, qualifications, and terms and conditions of redemption of each class:

FIRST: In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, the holders of any Preferred Stock then outstanding shall be paid out of the assets of the Corporation available for distribution to its stockholders an amount equal to the liquidation preference to which the holders of such Preferred Stock may be entitled before any amount shall be paid or any assets of the Corporation shall be distributed among the holders of the Common Stock and, if the assets of the Corporation available for distribution to its stockholders shall be insufficient to permit the payment in full to the holders of the Preferred Stock, as aforementioned, then the entire assets of the Corporation available for distribution to the stockholders shall be distributed ratably among the holders of the Preferred Stock; then and thereafter, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among and paid to the holders of the Preferred Stock and the Common Stock, share and share alike and without any distinction as to class, in proportion to their respective stockholdings.

A merger of the Corporation with or into any other Corporation, a share exchange involving the Corporation, or a sale, lease, exchange or transfer of all or any part of the assets of the Corporation which shall not in fact result in the liquidation of the Corporation and the distribution of its assets to its stockholders shall not be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of the Corporation within the meaning of this Article V.

SECOND:  The Common Stock shall have voting rights such that each share of Common Stock duly authorized, issued and outstanding shall entitle its holder to one vote.

Except as provided in Article VI respecting the Series A Convertible Preferred Stock, shares of Common Stock and shares of Series A Convertible Preferred Stock shall be identical in all respects.

Shares of Series A Convertible Preferred Stock shall be issued by t he Corporation only to persons who at the time of issuance are members of the executive management of the Corporation.  For purposes of the preceding sentence, the board of directors shall determine from time to time in its discretion who are members of the executive management of the Corporation, and all such determinations of the board of directors shall be conclusive in the absence of actual fraud or manifest error.

THIRD: Notwithstanding any provision of this Certificate of Incorporation to the contrary, the affirmative vote of a majority of all the votes entitled to be cast on the matter shall be sufficient, valid and effective, after due authorization, approval or advice of such action by the Board if Directors, as required by law, to approve and authorize the following acts of the Corporation:

(i)

any amendment to this Certificate of Incorporation;

(ii)

the merger of the Corporation into another Corporation or the merger of one or more other corporations into the Corporation;

(iii)

the sale, lease, exchange or other transfer of all, or substantially all, of the property and assets of the Corporation, including its goodwill and franchises;

(iv)

the participation by the Corporation in a share exchange (as defined in Delaware General Corporation Law); and

(v)

the voluntary or involuntary liquidation, dissolution or winding up of or the revocation of any such proceedings relating to the Corporation.

SECOND: That thereafter, pursuant to a resolution of its Board of Directors, a special meeting of stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

Dated: August 27, 2004

/s/ Stephen Hallock

_______________________________________

STEPHEN HALLOCK, President and Secretary